POWERSTORM CAPITAL COPR.

2321 Rosecrans Avenue, Suite 4265

El Segundo, CA 90245

January 22, 2013

VIA EDGAR and FEDERAL EXPRESS

Mr. Larry Spirgel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Powerstorm Capital Corp.

Amendment No. 1 to Registration Statement on Form S-l, Filed October 10, 2012

File No. 333-184363

Dear Mr. Spirgel:

We are in receipt of your comment letter dated November 5, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses

General.

1.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (JOBS Act), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

ANSWER: We have revised our prospectus cover page to disclose that we are an emerging growth company. We have also supplemented our prospectus summary with the following disclosure:

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;
•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;
•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and
•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have already taken advantage of these reduced reporting burdens in this prospectus, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. We have elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

2.	Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that, because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being resold must be Fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to make clear that the offering price for all the shares being registered will remain fixed for the duration of the offering.

ANSWER: We do not believe that we are a shell company. However, even if the staff were to determine that the Company is a shell company, we do not believe that any shareholders reselling their shares in this offering should be considered underwriters. The selling shareholders are not underwriters selling on behalf of the Company and the Company will not, directly or indirectly; receive any of the proceeds in the offering.

Under Rule 145(c) any party to: (1) a reclassification, (2) merger or consolidation, or (3) a transfer of assets (the “Transactions”), who publicly offers or sells securities on behalf of the issuer shall be deemed to be an underwriter. However, this offering is not being made in connection with any of the Transactions. While SEC Release 33-8869 (2007) makes clear that the presumptive underwriter provision in connection with the Transactions has not been eliminated for transactions involving a shell company, we are not currently engaging in any of the Transactions for which our selling shareholders would be presumed to be underwriters.

Rule 144 will not be available to the shareholders of Powerstorm, and they will not be able to sell their shares until Powerstorm is no longer classified as a shell company or the shares are registered. Shareholders would only be able to rely on Rule 144 and to sell their shares (a) once the shares are registered or (b) one year after Powerstorm files the required information once it ceases to be a shell company. However, this is not an indirect primary offering. The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or carry out any transaction in its securities. As such, the selling stockholders are not acting as a conduit for the Company, and the Company believes the present registered offering is properly suited as a secondary offering and not an indirect primary offering.

We have revised our disclosure throughout the prospectus to make clear that the offering price for all the shares being registered will remain fixed for the duration of the offering.

Prospectus Cover Page

3.	Please disclose the date the offering will end.

ANSWER: In response to the Staff’s comment we have disclosed that offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

4.	Pursuant to Item 501 (b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

ANSWER: We have added a disclosure stating that the selling security holders are offering 130,000 shares of the Company’s common stock at $0.10 per share. The aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price are $13,000. We will not receive any proceeds from the sale of the shares. We do not have any agreement with an underwriter.

5.	Please prominently disclose that the company is a shell company, and as a result, an investment in the company's securities will be a highly illiquid investment.

ANSWER: We do not believe that we are a shell company. We have a specific business plan and have moved forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan to provide consulting services within the telecommunication operator market. We have taken certain steps in furtherance of our business plan including but not limited to launching our website, www.powerstormcapital.com and establishing relationships with providers of repair services, engineers and others within the telecommunication industry and began work on our next 12 months of operations through the creation of a business plan and preparing the Company to receive its first order in the first week of March 2013.

We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

Prospectus Summary

6.	Please revise your disclosure here and throughout your prospectus to reflect the current status of your operations. For example, we note your statement that you are "principally engaged in the sourcing and operating of telecommunications infrastructure equipment." Based on your financial statements and the balance of your disclosure, it appears that your operations to date have been merely preparatory and have not generated any revenues. Please revise your disclosure to differentiate between the current status of your operations and your aspirations.

ANSWER: In response to the Staff’s comment, we have revised our disclosure throughout the prospectus to stat that the Company is engaged in consulting and sourcing services for the emerging telecommunication infrastructure industry, particularly in re-use of decommissioned telecommunication equipment, assembling and reassembling base stations, telecommunication towers and related equipment. The Company will provide around-the-clock assistance and management services for outsourced repair and maintenance needs.

7.	Please expand your disclosure to clarify the type of consulting services you intend to provide and how you will "provide access" to US markets.

ANSWER: In response to the Staff’s comment, we have removed the reference to providing access to US markets.

8.	Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $40,000. This amount exceeds your current assets.

ANSWER: In response to the Staff’s comment, we have revised the summary to include a discussion of the management’s reasons for becoming a public company at this time as well as the pros and cons of doing so.

The Company’s management believes and intends that equity capital obtained from an initial or secondary public offering be considered a permanent form of capital since there is no interest to be paid on the equity, and it is not repayable like debt; funds generated by a public offering are, therefore, considered a relatively safe form of capital for a business.

The Company would like to become a public company at this time in order to gain greater flexibility to spend capital, as it needs to finance its growth and further development, providing a solid financial base on which to build. Equity capital from an initial secondary public offering will also allow the Company to exploit its market opportunities as they are presented and to achieve our long term long-term strategy plans for diversification and geographic expansion.

Risk Factors, page 2

9.	We note that none of your current directors or officers has experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

ANSWER: We have added the following risk factor:

OUR OFFICERS AND DIRECTORS LACK EXPERIENCE IN PUBLIC COMPANY ACCOUNTING AND PREPARATION OF FINANCIAL STATEMENTS. IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING WHICH, IN TURN, COULD HARM OUR BUSINESS AND THE TRADING PRICE OF OUR COMMON STOCK.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. As of the date of this prospectus we do not have an estimate of the costs to the company of compliance with the Act.

We Intend to File for Patents.... page 3

10.	We note that you intend to file "additional applications" for IP protections. The rest of the risk factor highlights that no applications have yet been filed; however, your disclosure on page 14 implies that trademark applications have been filed. Please clarify.

ANSWER: In response to the Staff’s comment, we have changed the risk factor to clarify that the our trademark application was accepted by the Patent and Trademark Office on July 10, 2012, and registered for use on July 24, 2012. There are currently no other patent or trademark application has been filed and accepted by the Patent and Trademark Office.

Selling Security Holders, page 9

11.	Please tell us whether Stefan and Livia Pruteanu are related to your chief executive officer. If so, please disclose the nature of their relationship in a footnote to the selling security holder table.

ANSWER: In response to the Staff’s comment, we have added a footnote to disclose that Stefan Pruteanu is the father of Anamaria Pruteanu and Livia Pruteanu is the mother of Anamaria Pruteanu.

Description of Business, page 12

12.	We note that, on page 12, you describe your principal business as "identifying and consulting" with telecommunication companies. However, on page 13, you disclose that your competitors are manufacturers, distributors and dealers, rather than consulting companies. Moreover, you also disclose, in the first sentence of page 13, that your business includes "equipment and service offerings." Please revise your business section to clarify your proposed business operations and whether you intend to engage in both manufacturing and consulting activities. If consulting will be your primary business, please address competition in the consulting industry for telecommunications infrastructure companies. Your revised disclosure should also specify the type of consulting services you intend to provide.

ANSWER: We have revised the disclosure on page 12, and throughout the document, to clarify that we are engaged in consulting and not manufacturing services within the telecommunication industry. We have also added a disclosure within the description of our competition explaining that our main competitors are equipment manufacturers, distributors and secondary market dealers that provide consulting services as part of their business.

13.	Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations. For example, we note that your agreement with Key Media Management, Inc. requires you to pay Mr. Freni's company a fee of $153,000 once you have raised in excess of $1 million.

ANSWER: In response to the Staff’s comment, on page 13 we have provided our plan of operations for the next 12 months.

Plan of Operation

Powerstorm is an emerging growth business focusing on the needs of emerging countries and aiming to provide lower operating expense opportunities for telecommunication operators. Our financial plan has been prepared to provide a financial overview of our projections for the consulting repair business.

In the next 12 months, we aim to increase our revenue growth through the use of effective cost management and planning tools. The funds we raise are intended to support our operating expenses for the first year.

The success of our business plan is based on the following assumptions:

•	Our repair consulting services will be in high demand within the telecom market segment we are operating in with both short and long time perspectives.
•	The ability to hold a leading position against competitors, due to unique services and the personal and multilingual approach we offer to customers.
•	Hands-on consulting services to meet customer needs.
•	The ability to fund our operations and make payments on our financial obligations, such as our agreement pay Key Media a certain fee once we are able to raise an excess of $1 million.

We have commenced limited operations and will require additional capital to recruit personnel to operate the business and to implement our business plan.

Over the next 12 months, our business will be generated through our management’s network of global Telecom Infrastructure Network Partners and external consultants. We plan to initiate marketing efforts through a variety of venues for our future business, including trade associations, networking events and international exhibitions. In the next 12 months, the Company will attend, for the first time, the GSMA Mobile World Congress, considered to be the world's largest exhibition, conference and networking event for leading mobile operators, device manufacturers, and technology innovators.

Powerstorm will provide sourcing, consulting and repair on demand services for the telecom infrastructure equipment industries (operators) due to the growing trends across the European, Middle East, and African region to outsource all network maintenance services.

Milestones for Repair Center Emerging Countries

•	March 2013 – Starting our business with the first order.
•	April 2013 – The Company should be prepared and organized to handle large orders, over 100-200 units per month and deliver fast services.
•	June 2013 – We intend to hire 2 skilled sales person to expand our client base; we intend to be capable of handing orders of any size by June 2013.

Operational Planning Activities

Over the next 12 months, we plan to:

•	Establish Local representative/representatives
•	Establish Operating Facilities
•	Manpower Training & Establishing Strict Repair Guidelines
•	Recruit Team Leaders
•	Train Local Labor to International standards
•	Finalize Repair and Reporting guidelines for major equipment verticals
•	Successfully Repair and Test Samples from all major equipment verticals
•	Official opening – and first deals
•	Expansion in capacity, equipment repair variety

Establish Local representative/representatives

The Company intends to hire individuals who have good local influence and experience in business as a local representative within the emerging growth countries. They will handle all on the ground activities for the Company including set up and permits, and oversee operations. It is our intention that the individual will be either employed by the Company or contracted in a partnership agreement.

Establish Operating Facilities (after 6 to 9 months of operation)

There are two options for establishing the operating facilities for the Company:

•	Option 1:
o	Identify / acquire a local repair company.
o	Advantages: Existing local permits, buildings, utilities, manpower, know-how and also existing clients.

•	Option 2:
o	Rent / Build it near a warehousing complex.
o	Advantages: Liberty to design everything from scratch. Transportation infrastructure and utilities will already be available near a warehousing area.

Repair Facility Plant:

We would like to establish a repair facility plant large enough to accommodate large volumes, according to studies of market demand, and existing competitor capacity. It will be located near transportation and warehousing facilities.

All necessary equipment will be bought as per market research and after coordinating with some repair experts.

We will maintain the possibility of future expansion via building or renting adjacent annexes.

Our repair facilities will be able to offer faster repair times than the original equipment manufacturers by establishing locations in various time zones overseas, giving us an edge to the local competitors.

We intend to offer the types of working conditions to attract and retain qualified manpower from our competitors without having to pay top salaries.

Optimized Warehousing Strategy

•	Small orders housed on premises for easy access and decreased repair times. Onsite warehousing space will be directly proportional to the monthly repair capacity.
•	Large orders housed in outsourced rented warehouses near our repair facility.
•	During crowded periods of the year, when more deals are closed at the same time, shipments from clients can be split into more batches thus warehousing costs will be optimized.
•	Future expansion is possible. Warehousing space will be extended as orders grow to twice the capacity by adding adjacent annexes.
•	Advantages of onsite factory warehouse:
•	Reduced security cost, since factory security can be used for the warehouse as well, faster access, better control of equipment, rigorous packing.

Manpower Training & Establishing Strict Repair Guidelines

Our staff will consist of 1-3 qualified team leaders with vast experience from professional original equipment manufacturer repair labs, recruited from Europe or Africa. During the training period, these individuals will be hired as project based employees.

During the first three months the team leaders will organize the teams based on equipment segment and will ensure detailed training on repair procedures and reports are developed. Also local engineers will be trained to work at Western European Standards.

Based on performance new local head engineering will be trained. After 3 months the team leaders will complete the hand-over of responsibility to the local engineers, without any loss in repair quality and work procedures.

One of the initial team leaders to be retained on a project-based contract to do regular checks every 6 months.

General Cost of Employment.

During the initiation period, Powerstorm will only hire Consultants and Engineering services on project-by-project basis. At this time, Company management will not be receiving a salary and will only be compensated for their travel and other related expenses.

In the next 12 months if the Company is unable satisfy its cash requirements our major shareholders have indicated they are willing to provide additional funds to the Company to cover any shortfalls, although there is no written agreement or guarantee.

Intellectual Property, page 14

14.	Please provide graphic and narrative descriptions of the trademark applications accepted for filing by the Patent and Trademark Office and their terms.

ANSWER: We have added a narrative description of our mark, “POWERSTORM”, that has been accepted by the Patent and Trademark Office, and is a service mark for consulting in the field of maintenance and repair of telecommunications networks, apparatus, and instruments, in the field of voice, data and documents via telecommunication networks. The mark consists of standard characters without claim to any particular font, style, size, or color.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 15

Please remove the last column of financial data appearing on the top of page 16.

ANSWER: In response to the Staff’s comment, the last column of financial data appearing on the top of page 16 has been removed.

Liquidity and Capital Resources, page 17

15.	Please provide an estimate of the aggregate amount of funding necessary to fund your operations for the next 12 months.

ANSWER: In response to the Staff’s comment, we provide that we believe we will need to raise $250,000 in order to ensure that our operations are funded for the next 12 months.

Directors. Executive Officers. Promoters and Control Persons, page 19

Please revise your director and executive officer biographies to provide more detail regarding their business experiences during the past five years, including previous employers, positions and dates of employment.

ANSWER: In response to the Staff’s comment, we have revised the biographies of our officers and directors to provide more detail regarding their business experience during the past five years. The biographies of our officers and directors have been revised to read:

Anamaria Pruteanu – Chief Executive Officer. Ms. Pruteanu holds a Bachelor of Science in Economics from the University of Utah and a Global Executive MBA from the Georgetown University McDonough School of Business. As CEO, she is responsible for spearheading and managing the growth of Powerstorm. She has an entrepreneurial and innovative management style, a strong vision for growth and profitability, and great intuition for identifying trends and new markets. Since 2008, Ms. Pruteanu has served as the Chief Executive Officer of Telco Dynamics, where she oversees various aspects of the telecommunication business including product acquisition, sales, marketing, new business development, public relations, logistics, engineering, operations, human resources, finance, and inventory control. Prior to 2008, Ms. Pruteanu worked for ERS Communications in Marina del Ray, California

Anamaria has over a decade of experience as a senior executive in the global telecommunications infrastructure industry involved in sales, marketing, and strategic dealings. She understands global telecom, both in the Western world and emerging markets, and is adept at navigating regulatory and licensing requirements worldwide. Anamaria has significant experience in supporting the deployment and maintenance of network infrastructure in a variety of markets, and she has negotiated transactions with multinational entities and governmental authorities. Powerstorm benefits greatly from her business network, which stretches across multiple continents.

Anamaria is fluent in English, Spanish, French, Italian, and Romanian, and has a good understanding of other European languages. She is accustomed to working in and managing multi-cultural and multi-lingual environments.

On a personal level, Anamaria actively supports Blue Heron Foundation, an organization dedicated to improving the quality of life of Romania’s orphaned and abandoned children.

Michel J. Freni – Chairman of the Board of Directors and President. Mr. Freni holds a Bachelor of Marketing (NIMA) from ISW Amsterdam. In addition to his position at Powerstorm, he currently serves as President and chairman of the Board of BoardPower Inc. since 2009, and is a Founder and Chairman of the Board of AmKoDiA (American Korean Digital Avenue), a privately held entrepreneurial start-up fund. Since 1994, he has been the President and Chairman of KeyMedia Management, Inc., a Hong Kong based consulting company. He is an innovative corporate development specialist and strategic architect and investor with more than 20 years of proven success in a variety of global markets and industries, including consumer electronics, media, entertainment, and telecom. He serves several start-up and mid-sized companies as an advisor or board member, including his position as a director of Commodore International (CDRL), a public company, from 2005 through 2006 and chairman of the board of BoardPower, Inc. since 2009.

BoardPower, Mr. Freni’s latest endeavor, is an advisory firm that serves as the external thinking partner for CEOs and other executives. As President, Mr. Freni counsels CEOs by exploring sensitive issues in a confidential setting, asking questions in a spirit of curiosity and openness, and providing practical suggestions based on real-world corporate experience.

Previously, Mr. Freni was Chairman of the Board of Commodore International, a consumer electronics company. During his tenure, Commodore successfully raised $25 million in a PIPE offering; merged two Dutch companies in a cross-border reorganization, emerging as an OTC-listed company; and increased market share by 100%.

Mr. Freni currently lives and works in the United States. He is fluent in English, Dutch, and German.

Sherry Li – Director and Vice President, Global Marketing and New Product Development. Ms. Li holds a Master’s in Marketing Communications from the University of Wisconsin-Madison, and a BA in Journalism with a minor in Business Administration from National Chengchi University in Taiwan. She is responsible for leading the effort to drive brand growth and equity through strategic global marketing initiatives as well as by identifying new market opportunities, driving product development, increasing brand profitability and developing an overall growth strategy for the company. Throughout her career of over 20 years, Ms. Li has played an integral role in the marketing and growth strategies of several successful technology companies. From 2005 through 2007 she worked as the manager of mobile entertainment for Sony Pictures Entertainment. Prior to her work with Sony, she was the business account manager for Verizon Wireless from 2003 to 2005. In the past five years she has served as an independent contractor for all aspects of worldwide marketing within the telecom infrastructure industries and as an independent contractor for Powerstorm since 2007.

16.	We also note your disclosure that Mr. Freni currently serves on several boards other than AmKoDiA. Please disclose all directorship Mr. Freni has held in public companies during the past five years pursuant to Item 402(e)(2) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have included in Mr. Freni’s biography that he served as a director for Commodore International (CDRL) from 2004 through 2006. He has also served as the Chairman of BoardPower, Inc. since 2009.

Executive Compensation, page 22

17.	Please specify that the grant date value of your stock awards to your executive officer was computed in accordance with FASB ASC Topic 718. In addition, pursuant to Instruction 1 to Item 402(c)(2)(v) of Regulation S-K, please include footnote disclosure regarding all the assumption made in that valuation.

ANSWER: In response to the Staff’s comment, we have specified that the grant date value of our stock awards to the executive officer was computed and recorded in our financial statements in accordance with FASB ASC Topic 718. Additionally, we added footnote disclosure regarding all the assumptions made in that valuation as follows: The stock issued had a grant date fair value of $67.50, or $0.0045 per share, calculated and recorded in our financial statements in accordance with FASB ASC Topic 718. The fair value was determined by the calculated price of our common stock issued to third-party providers for their services rendered to our Company.

18.	We note that you have committed to pay Mr. Freni as principal of Key Media Management, Inc. consulting fees totaling $153,000. Please advise why this amount should not be considered executive compensation for Mr. Freni.

ANSWER: In response to the Staff’s comment, we have revised our disclosure of compensation to Directors as we believe that this amount should be considered executive compensation for Mr. Freni, as follows: On October 22, 2011, we entered into the Management agreement with Key Media, to provide us with consulting services in connection with the operation of the businesses of the Company. Key Media’s principal is Michel J. Freni, our Chairman. We have agreed to pay Key Media an annual non-recoupable fee of 120,000 € (or approximately$153,300), payable in one or more installments. The first payment due to Key Media will be payable no later than after we are able to successfully become a publicly reporting company, as well as our ability to raise in excess of $1,000,000. We consider our commitment to pay Key Media for consulting services as executive compensation to Michel J. Freni, our Chairman.

Where You Can Find More Information, page 24

19.	Please provide the disclosure required by Item 101(h)(5)(iii) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have included the following disclosure: All of our filings with the SEC are available to the public at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. State that the public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission and state the address of that site (http://www.sec.gov ).

Signatures

20.	Please have your principal accounting and financial officers sign the registration statement.

ANSWER: In response to the Staff’s comment, Michel Freni, the Chief Financial Officer and Principal Accounting Officer, has signed the registration statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anamaria Pruteanu

Chief Executive Officer